YIGAL ARNON & CO.
ADVOCATES AND NOTARY

Tel Aviv	July 16, 2007
Ref.	Pointer 6157(125)

Mr. Larry Spirgel
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Pointer Telocation Limited Form 20F for Fiscal Year Ended December 31, 2006 Filed August 28, 2006 File No. 0-51778 (the “20F”)

Registration Statement on Form F-3 Filed May 31, 2007 File No. 333-143399 (the “Registration Statement”)

Dear Mr. Spirgel

        On behalf of Pointer Telocation Ltd., an Israeli Company (the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff of the Division of Corporation Finance (the “Staff”) transmitted by letter dated June 25, 2007 (the “Comment Letter”), in relation to the Company’s 20F and Registration Statement.

        For the convenience of the Staff, we have restated in this letter, each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Registration Statement.

Registration Statement on Form F-3

1.	Please note that we are conducting a limited review of the filing noted above for compliance with comments outstanding on your Form 20-F for the fiscal year ended December 31, 2006, issued below, as they apply to your Form F-3. Upon resolution of these comments, we will be in a position to address a request for acceleration of your registration statement.

Response: The Company has noted the Staff’s comment.

YIGAL ARNON & CO.

Operating and Financial Review Prospects

A. Operating Results

Critical Accounting Policies, page 26

2.	In future filings, please consider expanding your discussion of your critical accounting policies to include the points in Release Nos: 33-8040; 34-45149; FR-60 at www.sec.gov .

Response: The Company has noted the Staff’s comment and will consider expanding in future filings its critical accounting policies to include the points raised in Release Nos: 8040; 34-45149; FR-60.

Operating Results, page 30

3.	In future filings, please expand your discussion of operating results to include the considerations in Release Nos: 33-8056; 34-45321; FR-61 at www.sec.gov .

Response: The Company has noted the Staff’s comment and will, in its future filings, expand its discussion of operating results to include the considerations discussed in Release Nos: 33-8056; 34-45321; FR-61.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

General

4.	In future filings, please revise your footnotes so that all amounts are also in U.S. dollars, your reporting currency.

Response: The Company has noted the Staff's comment and will revise its footnotes in future filings so that all amounts are also in U.S. dollars.

5.	Tell us your consideration of EITF 00-19 and 05-4 in your accounting for and classification of various warrants that you have issued.

Response: The Company respectfully advises the Staff that the analysis performed for determining the appropriate accounting for the warrants in accordance with EITF 00-19, FSP 00-19-2 and EITF 05-4 was as follows:

According to EITF 00-19, a company must value and classify derivative financial instruments as equity, if they are:

—	contracts that require physical settlement or net-share settlement; or

—	contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12 to 32 of EITF 00-19 have been met.

YIGAL ARNON & CO.

In making its detailed analysis, the Company first considered whether it could deliver unregistered shares to satisfy its obligation under each of the warrants. According to EITF 00-19 paragraph 14, the following factors need to be satisfied to support an equity classification:

š	a failed registration statement has not occurred within six months of the classification assessment date;

š	the Derivative Securities can be settled in unregistered shares; and

š	the other conditions in EITF 00-19 are met.

With respect to the first factor, the Company did not have any failed registration statements within six months of the classification assessment date.

With respect to the second factor, the Company committed to make its reasonable best efforts to file and maintain effective a registration statement for the resale of the shares underlying the warrants. None of the registration agreements require the Company to transfer consideration to the counterparty if the registration statement for the resale of the shares subject to the arrangement is not declared effective or if effectiveness of the registration statement is not maintained. Under the U.S. federal securities laws, the underlying ordinary shares that are issuable upon the exercise of each of the warrants are considered unregistered or “restricted” shares because these warrants were issued in a private placement. In the agreements, the investors acknowledged that the securities issued, as well as the shares underlying the warrants are characterized as restricted securities under U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering. However, simultaneously with the execution of the warrant agreements, the Company and the investors entered into the registration rights agreement pursuant to which the Company undertook to register the warrants (including the shares of common stock underlying the warrants). Based on these facts, the Company concluded that the warrants could be settled in unregistered shares.

With respect to the third factor, pursuant to EITF 00-19 additional conditions must be met for a contract to be classified as equity. The following paragraphs review each of these conditions as they were considered by the Company together with the Company’s assessment regarding each such condition:

(a) (Para. 19 of EITF 00-19) The Company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the warrants could remain outstanding.

Satisfied – The Company has sufficient authorized and unissued shares available and reserved for the issuance of all shares potentially issuable.

(b) (Paras. 20-24 of EITF 00-19) The warrants must contain an explicit limit on the number of shares to be delivered in a share settlement.

YIGAL ARNON & CO.

Satisfied – The total number of shares issuable pursuant to the warrants is fixed and not subject to any provisions that would result in an indeterminate number of shares upon settlement.

(c) (Para. 25 of EITF 00-19) The warrants must not require net-cash settlement in the event the Company fails to make timely filings with the SEC.

Satisfied – There are no provisions requiring net-cash settlement in such event.

(d) (Para. 26 of EITF 00-19) There are no required cash payments to any of the investors if the shares initially delivered upon settlement are subsequently sold by such investor and the sales proceeds are insufficient to provide the investor with full return of the amount due (in other words, there are no cash settled “top-off” or “make-whole” provisions).

Satisfied – The investors do not have any rights to receive any such “top-off”, “make-whole”, or other similar payments from the Company.

(e) (Paras. 27-28 of EITF 00-19) The warrants may require net-cash settlement only in specific circumstances in which the holders of shares underlying the warrants would also receive cash in exchange for their shares.

Satisfied – No provision of any of the warrants permits net-cash settlement for the warrants.

(f) (Paras. 29-31 of EITF 00-19) There must be no provision in the warrants that indicate that the investors have rights that rank higher than those of a shareholder of the type of stock underlying the warrants.

Satisfied – There are no provisions, such as preferential payments upon liquidation, which may indicate that the rights of the investors rank higher than other holders of the Company’s ordinary shares.

(g) (Para. 32) There must be no requirement in the contract to post collateral at any point or for any reason.

Satisfied – The warrants do not provide for the posting of any collateral at any point or for any reason.

On the basis of the foregoing analysis, the Company determined that the three conditions contained in paragraph 14 of EITF 00-19 were met and that classification of the warrants as equity was appropriate.

Note 1: General, page F-9

6.	Tell us why you sold and then repurchased shares in Pointer Mexico as disclosed in f. on page F-12. Tell us why these transactions occurred at par value rather than fair market value.

Response: The Company respectfully advises the Staff that on June 17, 2004, the Company incorporated a local Mexican operator and service provider, Pointer Recuperacion de Mexico S.A. de C.V. (“Pointer Mexico”). Pointer Mexico was 96.5% owned by the Company and its local partners owned 3.5% of the entity. No equity (except for the par value of 1 Mexican Peso per share) was invested in Pointer Mexico and all of its financing was made by way of loans contributed by the partners. In December 2004 and on January 25, 2005, the Company sold to its partner a total of 14,250 shares (28.5% of its holdings) in Pointer Mexico in consideration of their par value of 14,250 Mexican Pesos. Such revised holding percentage reflected the proportionate share, based on which the partners committed to finance the ongoing operations of Pointer Mexico.

YIGAL ARNON & CO.

Pointer Mexico did not generate any significant activity or volume of operations. During 2005 and 2006, Pointer Mexico generated $ 74,000 and $114,000 of revenues and incurred net losses of approximately $1.32 million and $1.75 million, respectively. From the inception of Pointer Mexico the Company accounted for 100% of Pointer Mexico’s losses in its consolidated financial statements and the investment made by the partners (loans provided by the partners to Pointer Mexico) is presented as $737,000 liability in the consolidated financial statements of the Company. According to the agreement between the Company and its local partners, in the event that one party will not inject the necessary funds to continue Pointer Mexico’s operations, based on its proportionate share, the interest of such party in Pointer Mexico would be diluted. As such and as a result of lack of funding by the local partners, the Company acquired 2,830 shares in February 2007. .

As previously mentioned, the Company reflects 100% of Pointer Mexico’s operations and net losses in its consolidated financial statements and therefore the sales on December 2004 and in January 25, 2005 as well as the purchase in February 2007 did not result in any gains or goodwill or other adjustments to fair value) on the acquisition.

Note 2: Significant Accounting Policies

k. Revenue recognition, page F-15

7.	Tell us why you believe that the sale of your products and subscriber fees are separate units of accounting. Tell us the value of your product without the subscription.

Response: The Company respectfully advises the Staff that the following analysis was performed under EITF 00-21 for determining that the sale of products and subscriber’s fees are separate units of accounting:

According to EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet the criteria in paragraph 9.” Paragraph 9 stipulates “In an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a. The delivered item(s) has value to the customer on a stand alone basis. The item(s) has value on a stand alone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a stand alone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).

YIGAL ARNON & CO.

Analysis: Until June 2004, our business focused primarily on the development, manufacture and sale of products that are used to provide location based services and stolen vehicle retrieval services. Until that time, the Company did not provide services (except to a very limited and insignificant extent services that were provided in Argentina) and did not charge subscriber’s fees. The Company’s products were sold worldwide, including to Shagrir, currently a subsidiary, which at that time was a 14% owned company. Since its acquisition of a controlling interest in Shagrir and the establishment of Pointer Mexico, the Company has provided stolen vehicle retrieval and other security value-added services.

Revenues generated from sale of products are as follows:

1.	Independent operators purchase the Company’s products and provide, on there behalf, similar services mainly in Russia and Venezuela – the sale of systems to those operators does not involve any subscribers fees.
2.	Resellers in Israel purchase the product from the Company and sell and install the products to vehicle importers in Israel. Such sales of products are final sales, regardless of whether the products are used by any end customer for receiving location services.
3.	Individual automobile owners and fleet management organizations purchase the products directly from the Company’s sales points in Israel (not through the vehicle importers).

Any owner of a product may resell the products to others at his own discretion with no limitation imposed by the Company. Resellers that purchase the products do not enter into a service agreement with the Company. A customer that acquires the product from a reseller will contract with the Company for services at prices and terms that will be determined between the Company and that end customer. An end customer may cease using the services at any time without penalties and resell the products to others. Therefore, the Company concluded that its products have value on a stand alone basis, in accordance with EITF 00-21.

The retail price of the systems in the Israeli market range from an average price of $450 for individual clients to an average price of $250 for fleet management organizations (the prices within each class of customers fluctuates mainly as a result of different features in the product).

b. There is objective and reliable evidence of the fair value of the undelivered item(s).

YIGAL ARNON & CO.

Analysis: The Company has determined in respect to agreements in which products and services are bundled, that for the undelivered item, which is the services, reliable evidence of fair value exists. The services have a fair value of $10 per month to individual automobile owners and an average of $7 for fleet management organizations. Those prices are substantially the same as those charged by the Company’s major competitor, Ituran Location and Control Ltd, a SEC registrant. Those prices, which are charged per months of use, are characterized by a very low volatility. In addition, in substantially all of the cases, the customer is not obligated to consume the service for a predetermined period of time and the services are provided on a month to month basis, until terminated by the customer. A subscriber may cease using the Company’s services yet will not be compensated at any time for the products he purchased (as the sole owner of the system he can sell it at any time to others).

c. If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered to be probably and substantially in the control of the vendor.”

Analysis: There is no right of return relative to the products.

Based on the above, we believe that the sale of products and subscriber fees are separate units of accounting in accordance with EITF 00-21.

8.	Tell us about what you are installing and de-installing and why, under the accounting literature, installation fees are recognizable when the services are performed.

Response: The Company respectfully advises the Staff that in certain cases the Company installs products in vehicles in Israel, Mexico and Argentina that are used to locate vehicles through communication with a base station. Certain agreements in Mexico and Argentina include an obligation by the Company to remove the system from user’s vehicle upon termination of the contract by the customer in consideration for additional fees. The installation and removal is considered a routine, non- complex, transaction which requires a short time to perform and is usually done by subcontractors. These revenues are recognized after the products are sold when the service is performed.

Note 5(c): Property and Equipment, page F-24

9.	Tell us if you revised the lives of the base stations related to the radio platform. If not, tell us why.

Response: The Company respectfully advises the Staff that the impairment of the base stations (network installation) and the installed products (RMUs) was recorded only in Mexico. Due to the requirement of certain major potential customers in Mexico to increase the territorial coverage to a nation wide coverage and due to the increased costs of communication services with respect to the proprietary system that the Company used (such increase in costs was observed only in Mexico), the Company decided to migrate from the traditional RF system communication technology to Cellular/GPS technology in Mexico. The impaired equipment, which was reduced to its estimated fair value of $50,000 is no longer being used, and as such is no longer being amortized. Such factors existed only in Mexico and not at other locations in which the Company operates and as such, the Company continues to use the traditional RF technology at other locations with no change in the expected lives of the equipment.

YIGAL ARNON & CO.

Form F-3

Consent of the Independent Registered Public Accounting Firm

10.	Provide the consent of Kost Forer Gabbay & Kasierer for their report on Shagrir Motor Vehicle Systems Ltd.

Response: The Company respectfully advises the Staff, that the report of Kost Forer Gabbay and Kasierer (the “Auditors”) on Shagrir Motor Vehicle Systems Ltd.(“Shagrir”), was inadvertently included with the 20-F. The inclusion was in error, since Shagrir’s financial reports are included in the consolidated financial statements of the Company prepared by its Auditors, and therefore the report of the Auditors, dated May 31, 2007 relating to the consolidated financial statements, included their opinion in respect of Shagrir. The Company respectfully requests that the report on Shagrir be disregarded.

Kindly contact the undersigned at (972) 3 608 7867, if you have any questions or require additional information.

Very truly yours, /s/ Adrian Daniels Adrian Daniels

cc:	Mr. Zvi Fried Chief Financial Officer

Mr. Steven Glusband and Mr. Peter Flagel Carter Ledyard & Milburn LLP